FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of October, 2004

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

EXHIBIT INDEX

Exhibit No. 1 - Transaction in Own Shares dated 15 October 2004
Exhibit No. 2 - Transaction in Own Shares dated 18 October 2004
Exhibit No. 3 - Transaction in Own Shares dated 19 October 2004
Exhibit No. 4 - Transaction in Own Shares dated 20 October 2004
Exhibit No. 5 - Transaction in Own Shares dated 21 October 2004
Exhibit No. 6 - Transaction in Own Shares dated 22 October 2004
Exhibit No. 7 - Transaction in Own Shares dated 25 October 2004
Exhibit No. 8 - Transaction in Own Shares dated 26 October 2004
Exhibit No. 9 - Transaction in Own Shares dated 27 October 2004
Exhibit No.10 - Transaction in Own Shares dated 29 October 2004

Exhibit No. 1

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of £0.10 each on the London Stock Exchange via ABN AMRO.

Date of purchase:15 October 2004

Number of ordinary shares purchased: 400,000

Volume weighted average price paid per share: 415.00 p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 1,500,000 of its ordinary shares in treasury and has 735,468,849 ordinary shares in issue (excluding treasury shares).

Inquiries:	Justin Read	Jeremy Thompson
	Hanson PLC	ABN AMRO Hoare Govett
	Tel: +44 (0)20 7245 1245	Tel: +44 (0)20 7678 8000

Exhibit No. 2

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of £0.10 each on the London Stock Exchange via ABN AMRO.

Date of purchase: 18 October 2004

Number of ordinary shares purchased: 600,000

Volume weighted average price paid per share: 412.82 p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 2,100,000 of its ordinary shares in treasury and has 734,868,849 ordinary shares in issue (excluding treasury shares).

Inquiries:	Justin Read	Jeremy Thompson
	Hanson PLC	ABN AMRO Hoare Govett
	Tel: +44 (0)20 7245 1245	Tel: +44 (0)20 7678 8000

Exhibit No. 3

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of £0.10 each on the London Stock Exchange via ABN AMRO.

Date of purchase: 19 October 2004

Number of ordinary shares purchased: 600,000

Volume weighted average price paid per share: 414.71 p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 2,700,000 of its ordinary shares in treasury and has 734,268,849 ordinary shares in issue (excluding treasury shares).

Inquiries:	Justin Read	Jeremy Thompson
	Hanson PLC	ABN AMRO Hoare Govett
	Tel: +44 (0)20 7245 1245	Tel: +44 (0)20 7678 8000

Exhibit No. 4

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of £0.10 each on the London Stock Exchange via ABN AMRO.

Date of purchase: 20 October 2004

Number of ordinary shares purchased: 1,050,000

Volume weighted average price paid per share: 410.30p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 3,750,000 of its ordinary shares in treasury and has 733,218,849 ordinary shares in issue (excluding treasury shares).

Inquiries:	Justin Read	Jeremy Thompson
	Hanson PLC	ABN AMRO Hoare Govett
	Tel: +44 (0)20 7245 1245	Tel: +44 (0)20 7678 8000

Exhibit No. 5

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of £0.10 each on the London Stock Exchange via ABN AMRO.

Date of purchase: 21 October 2004

Number of ordinary shares purchased: 250,000

Volume weighted average price paid per share: 408.1p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 4,000,000 of its ordinary shares in treasury and has 732,968,849 ordinary shares in issue (excluding treasury shares).

Inquiries:	Justin Read	Jeremy Thompson
	Hanson PLC	ABN AMRO Hoare Govett
	Tel: +44 (0)20 7245 1245	Tel: +44 (0)20 7678 8000

Exhibit No. 6

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of £0.10 each on the London Stock Exchange via ABN AMRO.

Date of purchase: 22 October 2004

Number of ordinary shares purchased: 950,000

Volume weighted average price paid per share: 404.35p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 4,950,000 of its ordinary shares in treasury and has 732,018,849 ordinary shares in issue (excluding treasury shares).

Inquiries:	Justin Read	Jeremy Thompson
	Hanson PLC	ABN AMRO Hoare Govett
	Tel: +44 (0)20 7245 1245	Tel: +44 (0)20 7678 8000

Exhibit No. 7

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of £0.10 each on the London Stock Exchange via ABN AMRO.

Date of purchase: 25 October 2004

Number of ordinary shares purchased: 400,000

Volume weighted average price paid per share: 400.78p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 5,350,000 of its ordinary shares in treasury and has 731,618,849 ordinary shares in issue (excluding treasury shares).

Inquiries:	Justin Read	Jeremy Thompson
	Hanson PLC	ABN AMRO Hoare Govett
	Tel: +44 (0)20 7245 1245	Tel: +44 (0)20 7678 8000

Exhibit No. 8

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of £0.10 each on the London Stock Exchange via ABN AMRO.

Date of purchase: 26 October 2004

Number of ordinary shares purchased: 450,000

Volume weighted average price paid per share: 399.88p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 5,800,000 of its ordinary shares in treasury and has 731,168,849 ordinary shares in issue (excluding treasury shares).

Inquiries:	Justin Read	Jeremy Thompson
	Hanson PLC	ABN AMRO Hoare Govett
	Tel: +44 (0)20 7245 1245	Tel: +44 (0)20 7678 8000

Exhibit No. 9

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of £0.10 each on the London Stock Exchange via ABN AMRO.

Date of purchase: 27 October 2004

Number of ordinary shares purchased: 300,000

Volume weighted average price paid per share: 399.67p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 6,100,000 of its ordinary shares in treasury and has 730,868,849 ordinary shares in issue (excluding treasury shares).

Inquiries:	Justin Read	Jeremy Thompson
	Hanson PLC	ABN AMRO Hoare Govett
	Tel: +44 (0)20 7245 1245	Tel: +44 (0)20 7678 8000

Exhibit No. 10

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of £0.10 each on the London Stock Exchange via ABN AMRO.

Date of purchase: 29 October 2004

Number of ordinary shares purchased: 250,000

Volume weighted average price paid per share: 402.7p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 6,350,000 of its ordinary shares in treasury and has 730,618,849 ordinary shares in issue (excluding treasury shares).

Inquiries:	Justin Read	Jeremy Thompson
	Hanson PLC	ABN AMRO Hoare Govett
	Tel: +44 (0)20 7245 1245	Tel: +44 (0)20 7678 8000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   November 1, 2004